                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K


                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May 1999.
                            DENISON INTERNATIONAL plc
                           --------------------------
                 (Translation of registrant's name into English)

                                  Masters House
                              107 Hammersmith Road
                                 London W14 0QH
                                     England
                    (Address of principal executive offices)

                            DENISON INTERNATIONAL plc

                                TABLE OF CONTENTS


Part I. Financial Information                                             Page

   Item 1. Financial Statements (Unaudited)

   Condensed Consolidated Balance Sheets as of March 31, 1999 and
   December 31, 1998                                                         3

   Condensed Consolidated Statements of Operations for the three months
   ended March 31, 1999 and 1998                                             4

   Condensed Consolidated Statements of Cash Flows for the three months
   ended March 31, 1999 and 1998                                             5


   Notes to Condensed Consolidated Financial Statements                      6

   Item 2. Management's Discussion and Analysis of Financial Condition
           And Results of Operations                                        10

                            DENISON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                 (U.S. dollars in thousands, except share data)



                                                                   March 31,           December 31,
                                                                     1999                  1998
                                                                     ----                  ----
                                                                  (Unaudited)
Current assets:
   Cash and cash equivalents                                          $25,699             $35,799
   Accounts receivable, less allowances of
   $2,039 and $2,395 at March 31, 1999
   and December 31, 1998 respectively                                 30,689               29,716
   Inventories                                                        36,361               38,236
   Other current assets                                                4,301                4,513
                                                                      ------               -------
      Total current assets                                            97,050              108,264
   Property, plant and equipment, net                                 25,774               24,726
   Other assets                                                        1,423                2,013
   Goodwill, net of accumulated amortization of
      $283 and $145 at March 31, 1999 and December
      31, 1998 respectively                                            7,674                8,454
                                                                       -----                -----
      Total assets                                                  $131,921             $143,457
                                                                    =========            =========

                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable to bank                                            $  4,511             $ 12,532
   Accounts payable                                                   10,665               10,973
   Other accrued liabilities                                          17,593               18,016
   Current portion of capital lease obligations                          155                  311
                                                                      ------               ------
      Total current liabilities                                       32,924               41,832
Noncurrent liabilities:
   Capital lease obligations, less
   current portion                                                        26                   38
   Pension accrual                                                    10,197               10,785
   Other noncurrent liabilities                                        5,779                5,921
   Negative goodwill, net of accumulated
   amortization of $5,171 and $4,823 at
   March 31, 1999 and December 31, 1998
   respectively                                                        5,829                6,354
                                                                      ------               ------
                                                                      21,831               23,098
Shareholders' equity:
   `A' ordinary shares (pound)8.00 par value;
   7,125 shares authorized, and 7,015
   issued and outstanding at March 31, 1999
   and December 31, 1998                                                  86                   86
   Ordinary shares $0.01 par value;
   15,000,000 shares authorized, and
   11,097,450 issued and outstanding
   at March 31, 1999 and December 31, 1998                               111                  111
   Additional paid-in capital                                          5,453                5,453
   Capital redemption reserve                                          1,090                1,090
   Retained earnings                                                  77,291               74,405
   Accumulated other comprehensive income                             (6,865)              (2,618)
                                                                    ---------             --------
   Total shareholders' equity                                         77,166               78,527
                                                                    ---------            ---------
      Total liabilities and shareholders' equity                    $131,921             $143,457
                                                                    =========            =========

        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)
                 (U.S. dollars in thousands, except share data)


                                                 Three months ended
                                                      March 31,

                                                1999             1998
                                                ----             ----
Net sales                                     $36,469          $37,371
Cost of sales                                  23,908           23,509
                                              -------         --------
Gross profit                                   12,561           13,862
Selling, general and
  administrative expenses                       8,625            8,540
                                               ------          -------
Operating income                                3,936            5,322
Other income                                       --               --
Interest (expense)
  income, net                                      71              158
                                              -------          -------
Income before taxes                             4,007            5,480
Provision for income taxes                      1,121            1,603
                                              -------          -------
Net income                                    $ 2,886          $ 3,877
                                              =======          =======


Basic earnings per share                      $   .26         $    .35
                                              =======         ========

Diluted earnings per share                    $   .26         $    .35
                                              =======         ========





        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (U.S. dollars in thousands)


                                                 Three months ended
                                                      March 31,
                                               1999            1998
                                               ----            ----

Net cash provided by
  operating activities                         $2,933           $3,230
                                               ------           ------

CASH FLOWS FROM INVESTING
  ACTIVITIES:
Purchase of property, plant
  and equipment                                (2,982)          (1,300)
Proceeds from disposal of
  property, plant and
  equipment                                         5               --
                                                -----          -------
Net cash used in investing
  activities                                   (2,977)          (1,300)
                                               ------           -------

CASH FLOWS FROM FINANCING
  ACTIVITIES:
Net borrowings (repayment)
  on lines of credit                           (8,020)             (84)
Repayment of capital lease
  obligations                                    (161)            (162)
                                                ------           ------
Net cash used in financing
  activities                                   (8,181)            (246)
                                               -------           ------

EFFECT OF EXCHANGE RATE
  CHANGES ON CASH                              (1,875)            (564)
                                              --------          -------

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                   (10,100)           1,120

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR/
   PERIOD                                      35,799           30,337
                                              -------           ------
CASH AND CASH EQUIVALENTS
  AT END OF YEAR/PERIOD                       $25,699          $31,457
                                              =======          =======

        The accompanying notes are an integral part of these statements.

                            DENISON INTERNATIONAL plc

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.  Basis of Financial Statements


Interim Financial Information

         The financial information at March 31, 1999 and for the three months ended March 31, 1999 and March 31, 1998 is unaudited but includes all adjustments which Denison International plc (the "Company") considers necessary for a fair presentation of financial position at such date and the operating results and cash flows for those periods. All adjustments made were of a normal, recurring nature. Results for the three month period ending March 31, 1999 are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 1998 included in the Company's Annual Report on Form 20-F.

Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated on consolidation.

  Use of Estimates

         The preparation of the consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

2.  Inventories

         Inventories consisted of the following:

                                               (U.S. dollars in thousands)

                                               March 31,     December 31,
                                                1999              1998
                                                ----              ----

Finished goods                                $22,078           $22,486
Work-in-progress                                2,892             3,343
Raw materials and supplies                     11,391            12,407
                                             --------          ---------
                                              $36,361           $38,236
                                              =======           =======

3.   Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:


(U.S. dollars in thousands                   Three months ended
except per share data)                            March 31,
                                            1999              1998
                                            ----              ----
Numerator:
   Net income                               $2,886           $3,877
                                            ======           ======
Denominator:
   Denominator for basic
   earnings per share
   weighted-average shares                   11,104           11,065



                                        6






   Effect of dilutive stock options              15                      62
                                         ----------               ---------

   Denominator for diluted
   earnings per share -
   adjusted weighted-average shares          11,119                  11,127
                                            =======                 =======

Basic earnings per share                 $      .26              $      .35
                                         ==========              ==========

Diluted earnings per share               $      .26               $     .35
                                         ==========               ==========


Options to purchase 609,500 shares were outstanding during the 3-month period ending March 31, 1998, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares, and therefore the effect would be antidilutive.


4) Comprehensive Income


The Company's total comprehensive income was as follows:



                                            Three month ended
                                                  March 31,
                                            1999        1998

Net income                                  $2,886     $3,877
Foreign currency translation
  adjustment, net of tax
  benefit                                   (4,247)      (698)
                                            -------   ----------
Comprehensive net income (loss)             ($1,361)    $3,179
                                             ========   ======

The components of accumulated other comprehensive income, net of related tax, at December 31, 1998 and March 31, 1999 are as follows:


                                                                   Accumulated
                                    Pension        Foreign            Other
                                    Liability     Currency       Comprehensive
                                    Adjustment    Translation         Income


Balance at December 31, 1998      $    (43)      $  (2,575)       $  (2,618)

Current period other
   comprehensive income                 --          (4,247)          (4,247)
                               ------------      -----------      ----------

Balance at March 31, 1999        $    (43)       $  (6,822)       $  (6,865)
                               ============     ============      ===========

5) Segment Information

         In 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company's reportable segments are based on geographic area.

        A summary of the Company's operations by geographic area follows:

                                              Three months ended March 31,
                                                  1999              1998
     Sales to unaffiliated companies:
              United Kingdom                      $2,482            $2,642
              France                               4,475             4,486
              Germany                              3,114             3,194
              Rest of Europe                      10,644             8,199
                                                  ------           -------
                       Total Europe               20,715            18,521

              United States                        9,708            12,046
              Canada                               2,076             2,310
                                                 --------          -------
                       Total N. America            11,784           14,356

              Asia-Pacific                          3,970            4,494
                                                  -------          -------

                       Total consolidated         $36,469           $37,371
                                                  =======           =======

     Transfers between geographic areas:
              United Kingdom                     $     13         $      13
              France                                6,354             7,319
              Germany                               4,303             4,543
              Rest of Europe                           44                58
                                                 ----------      ----------
                       Total Europe               10,714            11,933

              United States                        2,757             3,355
              Canada                                  --                --
                                                 -----------      ---------
                       Total N. America             2,757            3,355

              Asia-Pacific                             18               16
                                                 ----------       ---------

                       Total transfers            13,489            15,304
                       Eliminations              (13,489)          (15,304)
                                                 --------          --------

                       Total consolidated        $     0           $     0
                                                 =======           =======

     Operating income (loss):
              United Kingdom                     $   402          $    313
              France                               1,881             1,916
              Germany                                186               389
              Rest of Europe                       1,441               597
                                             -----------        ----------
                       Total Europe               3,910              3,215

              United States                         (42)             1,847
              Canada                                 212               298
                                                 --------         --------
                       Total N. America              170             2,145

              Asia-Pacific                          (144)              (38)
                                                 ---------        ---------

                       Total consolidated        $  3,936        $   5,322
                                                 ========        =========

     Identifiable assets:
              United Kingdom                   $  12,046
              France                              22,850
              Germany                             15,604
              Rest of Europe                      34,166
                                              ----------
                       Total Europe               84,666

              United States                       29,555
              Canada                               3,686
                       Total N. America           33,241

              Asia-Pacific                        14,014

                       Total consolidated      $ 131,921

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Although the Company reports its financial results in U.S. dollars, approximately 76% of the Company's revenues and expenses are incurred in foreign currencies. The fluctuation of the functional currencies earned by the Company against the U.S. dollar has had the effect of increasing or decreasing (as applicable) U.S. dollar reported net sales, as well as the cost of goods sold, gross profit, selling, general and administrative expenses denominated in such foreign currencies when translated into U.S. dollars as compared to prior periods.


RESULTS OF OPERATIONS

Three Months Ended March 31, 1999 Compared with Three Months Ended
March 31, 1998

         The Company's net sales decreased 2.4% to $36.5 million in the three month period ended March 31, 1999 from $37.4 million in the comparable period in 1998. During the same period, net sales in North America decreased 17.9% to $11.8 million from $14.4 million; net sales in Europe increased 11.8% to $20.7 million from $18.5 million; and net sales in the Asia-Pacific region decreased 11.7% to $4.0 million from $4.5 million. The decrease in net sales is attributed to the current economic conditions in the Asian-Pacific region, combined with a slow North American market and de-stocking by the Company's North American distributors. Partially offsetting these factors was the full quarter results of Lokomec Oy, a company acquired late in 1998, along with strong sales in the rest of the Company's European operations.

         Restated (at average exchange rates for the three month period ended March 31, 1998), net sales for the three month period ended March 31, 1999, were $35.9 million, a 3.9% decrease over the comparable 1998 period. The decreased sales revenue for the period attributable to the exchange rate differences was $.6 million. Restated (at average exchange rates for the three month period ended March 31, 1998), net sales for the three month period ended March 31, 1999 for the Company's European operations increased 8.8% to $20.1 million from $18.5 million, and net sales for the Asia-Pacific decreased 14.1% to $3.9 million from $4.5 million.

         The Company's gross profit decreased 9.4% to $12.6 million in the three month period ended March 31, 1999 from $13.9 million in the comparable 1998 period. Gross profit as a percentage of net sales decreased to 34.4% in the three months ended March 31, 1999 from 37.1% in the comparable period in 1998. The decrease in gross profit was the result of the lower sales volume realized combined with the impact of planned production curtailments to reduce inventories in the quarter. The Company reduced inventories by $1.9 million in the quarter and the associated impact on costs is reflected in the reduced gross earnings.

          Gross profit in Europe increased 14.3% to $9.0 million in the three months ended March 31, 1999 from $7.8 million in the comparable 1998 period, while gross profit in North America decreased 49.7% to $2.4 million in the three months ended March 31, 1999 from $4.7 million in the comparable 1998 period. Gross profit in the Asia-Pacific region decreased 6.0% to $1.2 million in the three months ended March 31, 1999 from $1.3 million in the comparable period in 1998. The decline in gross profit in North America was due primarily to the lower sales revenues recorded combined with the effects of the inventory reduction, while the decline in the gross profits in the Asian-Pacific region resulted entirely from lower volume. In Europe the increase in gross profit resulted from a full quarter impact of results from Lokomec Oy, a company acquired late in 1998, combined with gross profits for existing operations equal to 1998 performance.

         Restated (at average exchange rates for the three months ended March 31, 1998), gross profit in Europe was $8.7 million, or a 11.1% increase over the comparable 1998 period, and gross profit in the Asia-Pacific region was $1.2 million, or a 7.1% decrease over the comparable 1998 period. The total decreased gross profit for the period attributable to the exchange rate differences was $.2 million. On a consolidated basis restated gross profit decreased by 11.1%, or $1.6 million, to $12.3 million from $13.9 million in the same period 1998. Restated, gross profit as a percentage of net sales decreased to 34.3% for the three months ended March 31, 1999 compared to 37.1% for the comparable period in 1998.

         Selling, general and administrative ("SG&A") expense increased 1.0% to $8.6 million in the three month period ended March 31, 1999 from $8.5 million in the comparable 1998 period. These expenses as a percentage of net sales increased to 23.7% in the three month period ended March 31, 1999 compared to 22.8% in the comparable 1998 period. The increase in these expenses as a percentage of net sales for the three month period ended March 31, 1999 as compared to the same 1998 period, is due generally to the reduction in revenues recorded, spread across a relatively static SG&A cost base.

         Operating income decreased 26.0% to $3.9 million in the three months ended March 31, 1999 from $5.3 million in the comparable 1998 period. Operating income as a percentage of net sales decreased to 10.8% in 1999 from 14.2% in the comparable 1998 period. Restated (at average exchange rates for the three months ended March 31, 1998), operating income decreased 27.2% to $3.9 million (10.8% of net sales) in 1999, from $5.3 million (14.2% of net sales) in 1998.

         Net interest income was $.1 million in the three month period ended March 31, 1999 compared to $.2 million of interest income in the comparable 1998 period. The decrease in interest income was primarily due to lower investable balances of on hand cash versus the comparable period in 1998.

         The effective tax rate for the three month period ended March 31, 1999 was 28.0% compared to 29.2% for the comparable 1998 period. The provision for taxes decreased 30.0% to $1.1 million for 1999 compared to $1.6 million for the same 1998 period. This provision as a percentage of net sales decreased to 3.1% in 1999 from 4.2% in the same 1998 period.

LIQUIDITY AND CAPITAL RESOURCES


                                             Three Months Ended and At March 31,
                                            ------------------------------------
                                              1999                       1998
                                            ------------------------------- ----
                                                   (Dollars in thousands)

Cash & cash equivalents                        25,699                   31,457
Net cash provided by operating activities       2,933                    3,230
Net cash used in investing activities          (2,977)                  (1,300)
Net cash used in financing activities          (8,181)                    (246)
Effect of exchange rate changes on cash        (1,875)                    (564)


         Net cash provided by operating activities for the three month period ended March 31,1999 decreased to $2.9 million from $3.2 million as compared to the same 1998 period. The decrease in the Company's cash generated from operations reflects primarily the lower profits realized, combined with a decrease in working capital requirements. The $0.3 million decrease in net cash provided by operating activities for the three months ended March 31, 1999 as compared to the same 1998 period was attributable to a $3.4 million net decrease in cash used for inventories, a $.9 million net increase in cash used for receivables, and a $2.8 million increase in cash used for accrued and other liabilities. The Company anticipates that operating cash and capital expenditure requirements will continue to be funded by cash flow from operations, cash on hand and bank borrowings.

         Net cash used in investing activities increased to $3.0 million for the three month period ended March 31, 1999 from $1.3 million in the comparable 1998 period. Investing activities consisted primarily of investments in manufacturing machinery and equipment for the Company's four production facilities. A majority of the investment in machinery and equipment for the three months ended March 31, 1999 related to projects initiated in 1998.

         Net cash used in financing activities increased to $8.2 million for the three months ended March 31, 1999 from $.2 million in the comparable 1998 period. The increase of $8.0 million in net cash used by financing activities was primarily attributable to a reduction in the short term debt utilized for the Lokomec Oy acquisition.

         The effect of exchange rate changes on cash and cash equivalents was $1.9 million and $.6 million for the three month period ended March 31, 1999 and 1998, respectively. As approximately two thirds of the Company's business is transacted in currencies other than the U.S. dollar, foreign currency fluctuations had a significant impact on dollar reported balances for the three month period ended March 31, 1999 compared to the same period in 1998. The $1.3 million increase in the exchange rate impact on cash and cash equivalents was attributable to a strengthening U.S. dollar against most of the functional currencies earned by the Company in its European and Asia-Pacific operations.

         In December 1998, the Company's U.S. subsidiary entered into an unsecured time note with a bank that provided $12.0 million for working capital and acquisitions. Borrowings under the agreement are secured by a guarantee by the Company. Interest on the line, which is based on LIBOR plus 0.875%, is payable monthly. At March 31, 1999, $3.5 million was outstanding under this time note.

         Short-term borrowings outside the United States under available informal credit facilities are typically a result of overdrafts. At March 31, 1999, the Company had $1.0 million of foreign debt outstanding. The Company also has an additional $1.8 million of unused foreign credit facilities. The banks may withdraw these facilities at any time.

Year 2000 (Millennium) Issues

         Currently, many computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company and third parties with which the Company does business rely on numerous computer programs in their day to day operations. The Company is evaluating the Year 2000 issue, and as it relates to the Company's internal computer systems and third party computer systems with which the Company interacts. The following describes the Company's status regarding these issues.

The Company's State of Readiness
---------------------------------
         The Company has been formally addressing its year 2000 Issues over the past several fiscal years. These efforts involve assessments, conversion plans, conversion implementations and testing of all internal systems running on a variety of computer platforms ranging from mainframe computers to programmable logic controllers.

         All mainframe computer systems have been assessed, action plans have been established and required conversion or reinstallation of computer programs is approximately 80% complete. Full conversion and implementation is expected to be completed by June 1999. In addition, assessment of all non-mainframe applications has been completed with conversion action plans developed.

         In summary the Company believes that its internal systems will be year 2000 compliant in all material aspects by December 1999. However, the Company's ability to execute its plan in a timely manner may be adversely affected by a variety of factors, some of which are beyond the Company's control, including turnover of key employees, availability and continuity of consultants and the potential for unforeseen implementation problems.

         In addition to these efforts with respect to internal systems, the Company has begun the process of assessing the state of readiness of its major suppliers. These suppliers include raw material, energy and production supply providers as well as providers of communication and logistics services. While analysis of the responses received leads the Company to believe that it will not incur any major problems, there can be no assurance that these suppliers will be compliant or that the Company will not be adversely affected by their state of readiness. The Company plans to continue this assessment effort and plans to have this effort completed by June 1999.

         The Company has a large, diverse world wide customer base. No customer represents a majority of the Company's sales. While the Company has not begun an assessment of the state of readiness of its customers, many customers have requested from the Company information regarding its year 2000 issues. Major customers will be contacted within the next six months to determine if any significant loss of business would be expected because of their inability to correct their year 2000 issues on a timely basis.

Costs to Address the Company's Year 2000 Issues
------------------------------------------------
         The following is a summary of the past and expected future costs to remediate the Company's year 2000 issues:



                                                           1997             1998          1999 and           Total
                                                                                           Future

                                                      -------------------------------------------------------------
                                                                               (In Millions)

Costs Charged to Income Before Taxes (1)              $     0.2        $     0.3       $     0.3         $    0.8
Capitalized Software and Hardware (2)                       0.3              0.3             0.3              0.9
                                                      ---------        ---------       ---------         --------
Total Year 2000 Costs                                 $     0.5        $     0.6       $     0.6         $    1.7
                                                      =========        =========       =========        ==========

(1) The majority of these costs are for outside consultants and programmers, were in addition to the normal operating budget for information systems, and were paid currently. No major systems projects have been deferred to future periods.
(2) Costs to replace non-Year 2000 compliant systems.

Risk of Year 2000 Issues and Contingency Plans
----------------------------------------------
         As previously stated, the Company expects that its systems will be fully operational and will not cause any material disruptions resulting from unresolved year 2000 issues. Because of the uncertainties associated with assessing customers and suppliers, there is a risk of adverse effects on the Company's future results of operations if the Company's customers and suppliers are not capable of correcting their year 2000 issues, if any. The Company plans to continue assessing these risks by reviews with customers and suppliers. Contingency plans will be developed to deal with any potential year 2000 issues that may arise as a result of these reviews. Contingency plans relating to suppliers, if necessary, will be developed by June 1999. Any necessary contingency plans relating to customers will be developed by September 1999.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              DENISON INTERNATIONAL plc

                                              By:  /s/  Bruce A. Smith
                                                   -------------------
                                                   Bruce A. Smith
                                                   Chief Financial Officer

Date:  May 14, 1999